Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Financial and Operating Results for Q1, 2009;
Silver Production Up 13%,  Cash Costs Down 24% Compared to Q1, 2008

Vancouver, Canada – May 14, 2009 - Endeavour Silver Corp. (“Endeavour” or the “Company”) (EDR: TSX, EJD: DB-Frankfurt and EXK: NYSE-Amex) announced today its’ financial and operating results and unaudited financial statements for the First Quarter, 2009.  Endeavour owns and operates two high-grade, underground, silver-gold mines in Mexico, the Guanacevi Mines in Durango State and the Guanajuato Mines in Guanajuato State.

The financial results are expressed in US dollars (“US$”) and are based on Canadian generally accepted accounting practices (Canadian “GAAP”).  For a more detailed review, shareholders are referred to the Q1, 2009 Financial Statements and Management Discussion and Analysis (“MD&A”) posted on the Company’s website, www.edrsilver.com.

First Quarter, 2009 Highlights (Compared to Q1, 2008)

•	Silver production rose 13% to 572,785 oz

•	Gold production jumped 63% to 2,335 oz

•	Silver-equivalent production up 22% to 736,235 oz (70:1 silver: gold ratio and no base metals)

•	Mineral sales fell 21% to $8.5 million

•	Mine operating cash-flow dropped 37% to $2.6 million

•	Cash costs reduced 24% to $7.56 per oz silver produced

•	Closed $11 million convertible redeemable debenture financing

•
Total silver-equivalent mineral inventory rose 24% to 62.3 million oz (assuming 75:1 silver:gold ratio based on gold/silver prices in December 2008, not including any base metals as equivalents) and proven and probable reserves now total 7.8 million ounces (oz) silver (9.6 million oz silver-equivalents), indicated resources increased to 19.5 million oz silver (26.1 million oz silver-equivalents) and inferred resources climbed to 19.5 million oz silver (26.6 million oz silver-equivalents)

•	Commenced 2009 capital and exploration projects at Guanacevi and Guanajuato
•	Mine Development Completed: 1,248 meters at Guanacevi, 583 meters at Guanajuato
•	Guanacevi Access Ramps Underway at Alex Breccia, Porvenir Dos and Santa Cruz
•	Guanacevi Ventilation Shaft Completed and Fan Installation Underway
•	Guanacevi Pump Station Upgraded and Further Modifications are Underway
•	Guanacevi Tailings Expansion Now Underway
•	Soil Geochemical Sample Grids Completed at San Pedro and Bolanitos
•	Diamond drilling permits pending for Q2 start-up

Bradford Cooke, Chairman and CEO, commented, “Endeavour enjoyed another strong quarter of silver production in Q1, 2009 compared to Q1, 2008.  We put the brakes on our production growth late last year due to the low silver price and as a result, silver production is down from Q4, 2008.  However, the silver price rebounded in the First Quarter, and thanks to our recent US$11 million financing, new capital projects are now underway at both mines that should facilitate a +20% expansion of silver production this year to the 2.7-2.9 million oz range.”

“Cash costs were also sharply lower in Q1, 2009 compared to Q1, 2008 as a result of the plant upgrade programs that facilitated higher tonnage throughputs and improved silver recoveries, and the depreciation of the Mexican peso relative to the US dollar.  Notwithstanding the recent five day temporary shut-down to comply with the Presidential decree to restrict the spread of the H1N1 swine influenza virus, management expects Q2, 2009 silver production and cash costs to be comparable with Q1, 2009 as previously forecast.”

Financial Results (see Consolidated Statement of Operations below)

Mineral Sales totalled $8.5 million in Q1, 2009, down 21% (Q1, 2008 - $10.7 million) due to lower silver prices and higher finished goods. Costs of Sales amounted to $5.9 million, down 11% (Q1, 2008 - $6.6 million) due to lower cash costs, so Mine Operating Cash Flows also declined 37% to $2.6 million (Q1, 2008 - $4.2 million) because of the lower prices and delayed revenue from accumulation of finished goods.

With Depreciation and Depletion rising to $2.3 million (Q1, 2008 - $1.5 million) due to lower ore reserves, the Company realized lower Mine Operating Earnings of $0.3 million (Q1, 2008 – $2.6 million).  The Operating Loss for the three months ended March 31, 2009 declined to $1.2 million (Q1, 2008 - $1.8 million) after Exploration costs of $0.2 million (Q1, 2008 - $2.0 million), General and Administrative costs of $1.2 million (Q1, 2008 - $1.4 million), Accretion of Convertible Debentures of $0.1 (Q1, 2008 – Nil) and Stock Based Compensation costs of $0.1 million (Q1, 2008 - $1.0 million).

The Loss Before Taxes for the three months ended March 31, 2009 also increased to $1.9 million (Q1, 2008 - $1.4 million) after Foreign Exchange Loss of $0.9 million (Q1, 2008 – $0.5 million), and Investment and Other Income of $0.2 million (Q1, 2008 - $0.1 million).  During the First Quarter, 2008 there was also a realized Gain on Marketable Securities of $0.8 million.  The Company incurred a lower Net Loss in Q1, 2009 of $1.8 million (Q1, 2008 - $2.4) after an Income Tax recovery of $0.1 million (Q1, 2008 – Income Tax provision of $0.6 million).

Cash costs were $7.56 per oz silver produced in Q1, 2009, down 24% (Q1, 2008 - $10.01 per oz) thanks to higher tonnage throughputs at Guanajuato as a result of the rehabilitation and re-opening of the four main mine shafts in Q2, 2008, higher metal recoveries at Guanacevi as a result of the numerous plant upgrade capital projects completed last year, and the depreciation of the Mexican peso. Endeavour reports its cash costs according to the Gold Institute cash cost reporting guidelines so they include offsite costs such as transportation, smelting and refining costs.

The company made capital investments totalling $2.5 million in property, plant and equipment during the First Quarter, 2009.  Approximately $2.0 million was spent at Guanacevi, including $1.6 million on mine development, $0.3 million on mine equipment and $0.1 million office equipment.  Some $0.5 million was spent at Guanajuato, including $0.2 million on mine development and $0.3 million on mine equipment.

At March 31, 2009, Company held cash and cash equivalents of $7.8 million and working capital of $15.7 million.

Operating Results (see Consolidated Table of Operations below)

Silver production in Q1, 2009 was 572,785 ounces, an increase of 13% compared to 504,669 ounces in the first quarter of 2008. Plant throughputs in Q1, 2009 totalled 85,731 tonnes (up 10%) at average grades of 271 grams per tonne (gpt) silver (down 11%) and 1.02 gpt gold (up 44%) as compared to 78,157 tonnes at average grades of 304 gpt silver and 0.71 gpt gold during Q1, 2008 and plant recoveries in Q1, 2009 were 81.8% for silver (up 24%) and 88.4% for gold (up 11%).

The increased tonnage throughputs, lower silver grades and higher gold grades in Q1, 2009 are all attributable to Guanajuato operating near capacity during the quarter (up 265% to 456 tonnes per day), offset by a decrease in Guanacevi’s output (down 26% to 567 tonnes per day) as stockpiles were depleted and more personnel and equipment were allocated to mine development.  The Guanajuato mines have lower silver grades but significantly higher gold grades than the Guanacevi mines. Guanacevi production was also compounded by higher than expected water inflows that has reduced the current mine output as the access ramp progresses deeper below the water table. Pumping and electrical capacities are both in the process of being expanded as part of the 2009 mine development capital program.

The increased silver and gold recoveries (silver up 24% to 81.8%) reflect the plant upgrades and lower manganese ore-types now being processed at Guanacevi, and the higher throughputs of higher recovery ore-types at Guanajuato.

The Company also changed how it reports its silver production from Guanajuato in Q1, 2009.  Prior to December, 2008, the Company recovered gold and silver at Guanajuato into bulk sulfide concentrates and shipped the concentrates to the Met-Mex (“Penoles”) refinery in Torreon, Mexico for treatment. Guanajuato production was previously reported as silver-in-concentrate.

However, Penoles significantly increased their smelting charges, deductions and penalties mid-2008.
Therefore, the Company evaluated its process alternatives for the Guanajuato concentrates and determined that it could materially reduce its costs by shipping the concentrates to the Guanacevi plant for treatment to produce dore silver-gold bars. Smelters typically pay more than 99% for the silver and gold in dore as compared to 95% in concentrates, but re-processing the concentrates at Guanacevi only recovers 88% of the silver and gold in concentrate, resulting in slightly lower production, but significantly lower costs, overall improving the Company’s gross margin.   Therefore, all Guanajuato production is now reported as silver in dore, similar to the Guanacevi production.

Q2, 2009 Outlook

In Q2, 2009, Endeavour expects silver production and cash costs to be comparable with Q1, 2009 as previously forecast.

The 2009 mine development capital program is well on track to bring both the new Alex Breccia mine at Guanacevi and the new Lucero vein at Guanajuato into full production by the end of Q2, 2009.  Furthermore, the new Porvenir Dos mine at Guanacevi should be ready for production by the end of Q3, 2009, thereby facilitating a jump in silver production in Q3/Q4 compared to Q1/Q2.  Increased production from the San Jose vein which has split into two veins will start production in Q2 on one split and in Q3 on the other split.

Exploration drilling will get underway in the San Pedro area of Guanacevi and the Lucero area of Guanajuato during the Second Quarter, 2009 in order to better define and expand these new silver-gold discoveries.

In Guanacevi, drilling proposed for the San Pedro area will test both high grade veins as well as moderate grade mantos and one larger stock-work zone of silver-lead-zinc mineralization, all within an area measuring more than 1.5 kilometers (0.9 miles) in length and 500 meters (1,600 feet) across.

In Guanajuato, drilling will try to extend the Bolanitos, San Jose and Lucero vein mineralization to the south where it still remains open. Previous drilling highlights include intervals of 5.54 grams per tonne gold and 166 gpt silver over 5.80 meters (19 feet), including 11.45 gpt gold and 239 gpt silver over 1.90 meters (6 feet) on the Bolanitos vein.

Endeavour Silver Corp. (EDR: TSX, EXK: NYSE-Amex, EJD: DB-Frankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of aggressive silver production and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2009, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)
(Unaudited- Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three Months Ended
	March 31,	March 31,
	2009	2008

Sales	$8,487	$10,729

Cost of sales	5,883	6,567
Depreciation and depletion	2,290	1,505
Exploration	157	2,083
General and administrative	1,090	1,378
Accretion of convertible debentures	147	-
Stock-based compensation	83	1,030
Earnings (loss)	(1,163)	(1,834)

Foreign exchange gain (loss)	(915)	(462)
Realized gain (loss) on marketable securities	-	743
Gain on convertible debentures redeemable option	-	-
Investment and other income	189	143

Loss before taxes and other items	(1,889)	(1,410)
Income tax recovery (provision)	149	(601)
Net loss for the period	(1,740)	(2,011)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities	-	3
Reclassification adjustment for loss (gain) included in net income	-	(416)
	-	(413)
Comprehensive income (loss) for the period	(1,740)	(2,424)

Basic and diluted loss per share based on net loss	$(0.03)	$(0.04)

Weighted average number of shares outstanding	50,080,632	48,995,948

Comparative Table of Consolidated Mine Operations
	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz
Production 2007 Year:

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1	5.45
Q2, 2007	58,060	290	0.99	430,248	1,481	74.8	76.4	9.67
Q3, 2007	94,469	281	0.80	577,384	1,804	67.8	74.4	10.64
Q4, 2007	91,251	319	0.85	636,866	2,122	68.0	80.4	11.09
Total	291,561	319	0.87	2,135,484	6,427	70.4	76.8	9.38

Production 2008 Year:

Q1, 2008	78,157	304	0.71	504,669	1,433	66.2	79.8	10.01
Q2, 2008	86,391	257	0.77	517,077	1,705	72.8	83.0	9.62
Q3, 2008	96,721	270	0.93	625,094	2,465	75.4	84.9	9.55
Q4, 2008	90,927	288	0.98	696,075	2,416	82.2	88.4	7.43
Total	352,196	279	0.85	2,342,915	8,019	74.5	84.2	9.03

Production 2009 Year:

Q1, 2009	85,731	271	1.02	572,785	2,335	81.8	88.4	7.56
YTD 2009	85,731	271	1.02	572,785	2,335	81.8	88.4	7.56

Q1, 2009 :Q1, 2008	10%	-11%	44%	13%	63%	24%	11%	-24%

Q1, 2009 :Q4, 2008	-6%	-6%	4%	-18%	-3%	0%	0%	2%

Comparative Table of Guanacevi Mine Operations
	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz
Production 2007 Year:

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1	5.45
Q2, 2007	40,749	377	0.72	382,377	824	75.9	76.4	9.86
Q3, 2007	68,084	342	0.61	491,643	987	65.8	74.5	10.31
Q4, 2007	69,681	370	0.65	542,789	1,126	65.4	76.9	7.45
Total	226,295	375	0.70	1,907,795	3,957	69.4	75.7	8.16
Production 2008 Year:

Q1, 2008	68,651	322	0.60	458,624	1,012	64.5	75.9	8.61
Q2, 2008	65,276	287	0.55	419,245	883	69.2	78.7	8.92
Q3, 2008	63,979	321	0.58	465,661	976	70.7	81.3	9.66
Q4, 2008	57,750	346	0.58	514,867	917	79.4	87.7	7.37
Total	255,656	318	0.58	1,858,397	3,788	70.6	80.6	8.60
Production 2009 Year:

Q1, 2009	51,073	326	0.56	409,476	795	79.3	88.1	7.81
YTD 2009	51,073	326	0.56	409,476	795	79.3	88.1	7.81

Q1, 2009 : Q1, 2008	-26%	1%	-7%	-11%	-21%	23%	16%	-9%

Q1, 2009 : Q4, 2008	-12%	-6%	-3%	-20%	-13%	0%	0%	6%

Comparative Table of Guanajuato Mine Operations
	Plant	Ore Grades		Recovered Ounces		Recoveries		Cash
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz

Production 2007 Year:	Purchased May 2, 2007

Q1, 2007	0	0	0	0	0	0	0	-
Q2, 2007	17,311	120	1.70	47,870	657	71.7	69.4	8.07
Q3, 2007	26,385	124	1.29	85,742	817	81.5	74.7	12.58
Q4, 2007	21,570	155	1.50	94,077	886	87.7	85.0	32.97
Total	65,266	133	1.47	227,689	2,360	81.5	76.6	20.06
Production 2008 Year:

Q1, 2008	9,506	171	1.54	46,045	421	88.1	87.7	24.58
Q2, 2008	21,115	164	1.44	97,832	822	88.1	87.7	12.75
Q3, 2008	32,742	170	1.62	159,433	1,489	88.3	87.2	9.22
Q4, 2008	33,177	188	1.67	181,208	1,499	90.6	88.9	7.90
Total	96,540	175	1.59	484,518	4,231	89.0	87.9	10.79
Production 2009 Year:

Q1, 2009	34,658	189	1.70	163,309	1,540	88.1	88.6	6.90
YTD 2009	34,658	189	1.70	163,309	1,540	88.1	88.6	6.90

Q1, 2009 : Q1, 2008	265%	11%	10%	255%	266%	0%	1%	-72%

Q1, 2009 : Q4, 2008	4%	1%	2%	-10%	3%	-3%	0%	-13%

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEET
(Unaudited-Prepared by Management)
(expressed in thousands of US dollars)
	March 31,	December 31,
	2009	2008

ASSETS

Current assets
Cash and cash equivalents	$7,783	$3,582
Marketable securities	34	35
Accounts receivable and prepaids	9,024	6,203
Inventories	3,768	3,159
Due from related parties	146	119
Total current assets	20,755	13,098

Long term deposits	932	914
Long term investments	2,109	2,155
Mineral property, plant and equipment	51,120	51,125
Total assets	$74,916	$67,292

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$4,823	$5,339
Accrued interest on convertible debentures	101	-
Income taxes payable	91	-
Total current liabilities	5,015	5,339

Asset retirement obligations	1,485	1,445
Future income tax liability	3,417	4,036
Liability portion of convertible debentures	7,267	-
Total liabilities	17,184	10,820

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 51,537,018 shares (2008 - 49,080,478 shares)	89,816	87,584
Special Warrants, (2,311,540 units)	-	2,118
Equity portion of convertible debentures	2,416	-
Contributed surplus	11,755	11,285
Accumulated comprehensive income	212	212
Deficit	(46,467)	(44,727)
Total shareholders' equity	57,732	56,472
	$74,916	$67,292

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited-Prepared by Management)
(expressed in thousands of US dollars)
	Three Months Ended
	March 31,	March 31,
	2009	2008

Operating activities
Net loss for the period	$(1,740)	$(2,011)
Items not affecting cash:
Stock-based compensation	83	1,030
Depreciation and depletion	2,290	1,505
Future income tax loss (recovery)	(452)	23
Unrealized foreign exchange loss (gain)	(70)	148
Accretion of convertible debentures	46	-
(Gain) loss on marketable securities	-	(743)
Net changes in non-cash working capital	(3,629)	684
Cash from (used for) operations	(3,472)	636

Investing activities
Property, plant and equipment expenditures	(2,467)	(3,897)
Long term deposits	(18)	11
Investment in marketable securities	-	(969)
Proceeds from sale of marketable securities	-	2,471
Cash used in investing activities	(2,485)	(2,384)

Financing activities
Common shares issued, net of issuance costs	35	32
Issuance of convertible debentures	11,225	-
Debenture issuance costs	(1,102)	-
Cash from financing activities	10,158	32

Increase (decrease) in cash and cash equivalents	4,201	(1,716)
Cash and cash equivalents, beginning of period	3,582	16,577
Cash and cash equivalents, end of period	$7,783	$14,861